UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR 401(K) RETIREMENT PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 100 NE Adams Street, Peoria, Illinois 61629 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Caterpillar 401(k) Retirement Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2012 and 2011	1
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2012 and 2011	2
Notes to Financial Statements, as of and for the Years Ended December 31, 2012 and 2011	3
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012	17
Signatures	18
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants, Plan Administrator
and Benefit Funds Committee of the
Caterpillar 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar 401(k) Retirement Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 28, 2013

Caterpillar 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2012 and 2011

(in thousands of dollars)	2012	2011
Investments
Interest in the Master Trust	$3,726,296	$3,304,020
Other investments – participant directed brokerage accounts	79,420	64,285
Total investments	3,805,716	3,368,305
Receivables
Participant notes receivable	74,161	64,427
Participant contributions receivable	—	6,390
Employer contributions receivable	79,795	61,163
Total receivables	153,956	131,980

Net assets available for benefits, at fair value	3,959,672	3,500,285
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(11,289)	(3,977)
Net assets available for benefits	$3,948,383	$3,496,308

The accompanying notes are an integral part of these financial statements.

Caterpillar 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2012 and 2011

(in thousands of dollars)	2012	2011
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$218,021	$(20,025)
Net investment income (loss) from participant directed brokerage accounts	5,435	(3,936)
Net investment income (loss)	223,456	(23,961)
Interest income
Participant notes receivable	2,844	2,467
Contributions
Participant	182,633	136,956
Employer	198,476	145,565
Total contributions	381,109	282,521
Deductions
Withdrawals	(235,430)	(290,828)
Administrative expenses	(2,957)	(2,656)
Total deductions	(238,387)	(293,484)

Increase (decrease) in net assets available for benefits	369,022	(32,457)

Transfers
Transfers from (to) other plans, net	83,053	(2,898,470)

Net increase (decrease) in net assets available for benefits	452,075	(2,930,927)
Net assets available for benefits
Beginning of year	3,496,308	6,427,235
End of year	$3,948,383	$3,496,308

The accompanying notes are an integral part of these financial statements.

Caterpillar 401(k) Retirement Plan
Notes to Financial Statements December 31, 2012 and 2011

1.	Plan Description
The following description of the Caterpillar 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution plan established by Caterpillar Inc. (the “Company”) effective January 1, 2003 to enable eligible employees of the Company and its subsidiaries (the “participating employers”), which adopt the Plan to accumulate funds for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

In August 2010, the Company announced amendments to the Plan. Effective January 1, 2011, the Plan was renamed the Caterpillar 401(k) Retirement Plan and an annual employer non-elective feature was added. In addition, a new and separate plan named the Caterpillar 401(k) Savings Plan was created. Participants that were eligible to accrue pension benefits under the traditional benefit formula of the Caterpillar Inc. Retirement Income Plan ("RIP") or the Solar Turbines Incorporated Retirement Plan ("SRP") were transfered to the new plan on January 3, 2011.

Participation
Management, salaried and non-bargained hourly employees on U.S. payroll who meet certain age and service requirements and who are not eligible to participate in the Caterpillar 401(k) Savings Plan are eligible to participate in the Plan. Participating eligible employees (the “participants”) elect to defer a portion of their compensation through pre-tax contributions. For determination of which contribution provisions of the Plan are applicable, participants are divided into “Group 1 Participants” and “Group 2 Participants”. These groups are described as follows:

Group 1 Participants - Plan participants who are not part of Group 2, as described below, are classified as Group 1 Participants.

Group 2 Participants - The following Plan participants are classified as Group 2 Participants:

•
Plan participants who, as of January 1, 2011, continue to accrue pension benefits or are eligible to continue to accrue pension benefits upon returning from a leave of absence under the pension equity formula of RIP. Pension benefit accruals under RIP for these participants will cease on January 1, 2020, at which time these participants will move into Group 1.

•	Participants that were employed by participating employers that were in existence on December 31, 2010 that did not participate in RIP or SRP.

•
Participants at specified facilities that have adopted the Plan. Effective dates for these employees vary based on the adoption of the Plan. Participants should refer to the Plan documents for a complete list of Plan participants.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contribution as defined below, employer matching contributions, employer non-elective contributions, and an allocation of Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. Participant benefits are limited to their vested account balance.

Contributions
All Plan participants (i.e., Group 1 Participants and Group 2 Participants) are eligible to make participant contributions through a pre-tax deferral arrangement as elected by the participants. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the Internal Revenue Code. All Plan participants also are eligible for employer matching contributions which are 100 percent of participant 401(k) contributions up to a maximum of 6 percent of compensation.

In addition, Group 1 Participants are also eligible for an annual employer non-elective contribution. The non-elective contribution is based on a point system calculated on the last day of each Plan year which is the sum of the participant's age plus years of benefit service. Based upon the participant's point total, a non-elective contribution of 3, 4 or 5 percent of base and annual incentive pay will be made after the close of the Plan year. In order to receive the annual non-elective contribution, the participant must complete a year of benefit service and be employed by the Company or a subsidiary on December 31st of the Plan year for which the contribution relates. The non-elective contribution is included as an Employer contributions receivable on the Statements of Net Assets Available for Benefits and was $71.7 million and $50.7 million for the 2012 and 2011 Plan years, respectively. Group 2 Participants are not eligible for the annual employer non-elective contribution.

Participants direct the investment of their contributions, employer matching and employer non-elective contributions into various investment options offered by the Plan as discussed in Note 3. Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Newly eligible employees are subject to an automatic enrollment process. Unless electing otherwise, employees who become newly eligible will be enrolled with a default 6 percent deferral of their eligible base and incentive pay, and their default investment election is to the Model Portfolio - Moderately Aggressive Fund. An automatic escalation feature was added to the automatic enrollment process starting January 2011. With this change, newly eligible employees will have their default 6 percent deferral of base pay increased by 1 percent each year until the employee is contributing 15 percent, unless the employee elects otherwise. The first automatic escalation occurred in April of 2012.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions, employer matching contributions and related earnings thereon. Participants fully vest in the non-elective contributions and the earnings thereon after being credited with three years of benefit service. Upon termination of employment for any reason, including death or retirement, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Company shares up to the amount of the participant's balance in the Caterpillar Stock Fund. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.

Participant Notes Receivable
The Plan provides for participant loans against eligible participants' account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. At December 31, 2012, participant loans have various maturity dates through September 30, 2022, with varying interest rates ranging from 3.25 to 11.30 percent.

Administration
The Plan is administered by the Company. Pursuant to procedures adopted by the Company, responsibility for the Plan's non-financial matters has been assigned to the U.S. Benefits Manager and responsibility for the Plan's financial matters has been assigned to the Caterpillar Inc. Benefit Funds Committee. Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on December 8, 2011, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

2.	Summary of Significant Accounting Policies

New Accounting Guidance
Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs - In May 2011, the FASB issued guidance that converged the fair value measurement guidance in U.S. GAAP and the International Financial Reporting Standards. Some of the amendments clarified the application of the existing fair value measurement requirements, while other amendments changed a particular principle or requirement for disclosing information about fair value measurements. The amendments were applied prospectively for the Plan year ending December 31, 2012. The adoption of this guidance did not have a material impact on the Plan's financial statements.

Disclosures about Offsetting Assets and Liabilities - In December 2011, the FASB issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the Plan's financial statements, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued guidance clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. This guidance is effective for the Plan year ending December 31, 2013, with retrospective application required. The Plan's management is currently reviewing the impact of this guidance on the Plan's financial statements.

Basis of Accounting
The Plan's accounts are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Master Trust is valued as described in Note 4. Investments included in the participant directed brokerage account are valued at quoted market prices, which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
In 2012, the Plan started charging participants an annualized 2.3 basis points of the fair value of the assets of each investment fund and a $3 per month per-participant fee, which are transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due. The holding account is not included as a Plan asset. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees. The Company pays any administrative expenses, excluding applicable expenses paid directly from participant accounts described below, which exceed amounts collected from participants annually by the Plan. In 2011, the Plan charged an annualized 6 basis points of the fair value of the assets of each investment fund; the per month per-participant fee was not applicable.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include quarterly fees for participants invested in the participant directed brokerage option, quarterly fees for participants that utilize managed account services and processing fees for qualified domestic relations orders.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes and acquisitions.

In January 2012, $117 million was transferred into the Plan, primarily related to participant balances and Participant notes receivable from the Caterpillar Global Mining Legacy Savings Plan. Also, on September 4, 2012, $34 million of participant balances and Participant notes receivable were transferred out of the Plan due to the sale of the Company's third party logistics business.

As disclosed in Note 1, on January 3, 2011, $2.9 billion of participant balances and Participant notes receivable were transferred out of the Plan to the Caterpillar 401(k) Savings Plan.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Risks and Uncertainties
The Plan invests in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2012 and 2011, approximately 39 percent and 48 percent of the Plan's investments were invested in Caterpillar Inc. common stock, respectively.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statements and footnote presentation.

3.	Investment Programs
The investment options available to participants consist of three main categories: core investments (including the Caterpillar Stock Fund), model portfolios, and a brokerage account.

The core investments consist of twelve investment options, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan's core investments. Each portfolio's mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter. The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in other investments outside of the standard Plan options. Hewitt Financial Services is the custodian for funds invested through this participant directed option. Beginning January 1, 2012, the types of investments offered through the participant brokerage account was expanded to include individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds and fixed income securities such as bonds. Prior to 2012, investment options were primarily limited to publicly traded registered investment companies. The net investment income (loss) for the participant directed brokerage account primarily consists of net appreciation (depreciation) in the fair value of investments.

4.	Master Trust
The Plan's investments are held in the Caterpillar Investment Trust, which was established for the investment of the Plan and other Company sponsored retirement plans. The Northern Trust Company is the Trustee of the Caterpillar Investment Trust and the custodian for funds invested through the core investments and model portfolios (the funds invested through the core investments and model portfolios are referred to as the “Master Trust” herein). The Plan and the other Company sponsored retirement plans pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust.

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2012 and 2011 net asset values for the investment fund options chosen by participants of each plan. At December 31, 2012 and 2011, the Plan's interest in the net assets of the Master Trust was 51.10 percent and 49.32 percent, respectively.

The net assets of the Master Trust as of December 31, 2012 and 2011 are as follows:

(in thousands of dollars)	2012	2011
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,971,978	$3,299,528
Common stocks	1,514,250	1,254,662
Preferred stocks	5,594	2,957
Preferred corporate bonds and notes	61,228	45,157
Other corporate bonds and notes	90,912	66,605
U.S. government securities	229,026	169,125
Fully benefit-responsive synthetic guaranteed investment contracts	952,050	915,625
Common collective trusts	1,423,461	905,983
Registered investment companies	1,786	1,200
Interest bearing cash	38,117	34,757
Other investments, net	38,710	27,067
	7,327,112	6,722,666

Other assets
Cash	497	535
Receivables for securities sold	13,399	97,840
Accrued income	5,007	7,368
	18,903	105,743

Total Master Trust assets	7,346,015	6,828,409

LIABILITIES
Payables for securities purchased	(53,359)	(129,950)

Net Master Trust assets, at fair value	7,292,656	6,698,459

Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(22,830)	(7,773)

Net Master Trust assets	$7,269,826	$6,690,686

Plan’s interest in net Master Trust assets with fully benefit-responsive synthetic guaranteed investment contracts at contract value	$3,715,007	$3,300,043

Investments are stated at fair value. Investments in common and preferred stock are primarily valued at quoted market prices. Preferred and other corporate bonds and notes and U.S. government securities are valued based on matrices or models from reputable pricing vendors. Fully benefit-responsive synthetic guaranteed investment contracts and common collective trusts are stated at net asset value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust. Interest bearing cash is stated at cost which approximates fair value. Other investments, net are primarily valued at quoted market prices, when available, or are valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The underlying investments of the common collective trusts are primarily stocks, high-grade money market instruments with short maturities, corporate bonds and notes and U.S. government bonds and mortgage-backed securities. There were no unfunded commitments to purchase investments. Generally, these investments have no redemption restrictions. However, at December 31, 2012 and 2011, common collective trusts subject to redemption restrictions were $16 million and $19 million, respectively. The underlying investments of the trusts subject to redemption restrictions are primarily corporate bonds.

Net investment income (loss) of the Master Trust for the years ended December 31, 2012 and 2011 is as follows:

(in thousands of dollars)	2012	2011
Interest	$35,543	$33,039
Dividends	117,657	93,312
Net appreciation (depreciation) of the fair value of investments:
Caterpillar Inc. common stock	(20,912)	(60,286)
Common stocks	187,560	(94,329)
Preferred stocks	759	(349)
Preferred corporate bonds and notes	5,170	68
Other corporate bonds and notes	7,479	482
U.S. government securities	(412)	7,330
Common collective trusts	89,891	(5,594)
Registered investment companies	254	(228)
Other investments, net	14,448	(3,874)
	284,237	(156,780)

Investment and other expenses	(8,451)	(6,942)

Net Master Trust investment income (loss)	$428,986	$(37,371)

Plan interest in net investment income (loss) of the Master Trust	$218,021	$(20,025)

Dividend income is recorded as of the ex-dividend date. Interest income is recorded daily as earned. The Master Trust presents in net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution. The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that plan participant initiated withdrawals will be paid at contract value. The synthetic GICs are backed by a portfolio of fixed income investments, consisting of common collective trust bond funds, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investment, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investment at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers or otherwise.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2012, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2012	December 31, 2011
Based on actual income	1.32%	2.25%
Based on interest rate credited to participants	2.18%	2.47%

The guidance on reporting of fully benefit-responsive investment contracts requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2012 and 2011 are summarized below:

	Fair Value Measurements as of December 31, 2012
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,079,226	$63	$4,079,289
Non-U.S.	412,207	326	412,533
Corporate bonds and notes:
U.S.	—	126,293	126,293
Non-U.S.	—	25,847	25,847
U.S. government securities:
Agency mortgage-backed securities	—	126,569	126,569
Bonds	—	102,457	102,457
Fully benefit-responsive synthetic guaranteed investment contracts	—	952,050	952,050
Common collective trusts:
Stocks	—	584,096	584,096
Cash and cash equivalents	—	397,654	397,654
Corporate bonds	—	210,119	210,119
U.S. government securities	—	231,592	231,592
Registered investment companies	1,786	—	1,786
Interest bearing cash	38,117	—	38,117
Other investments, net	20,641	18,069	38,710
Total assets	$4,551,977	$2,775,135	$7,327,112

	Fair Value Measurements as of December 31, 2011
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,217,724	$1,099	$4,218,823
Non-U.S.	338,324	—	338,324
Corporate bonds and notes:
U.S.	—	94,218	94,218
Non-U.S.	—	17,544	17,544
U.S. government securities:
Agency mortgage-backed securities	—	117,258	117,258
Bonds	—	51,867	51,867
Fully benefit-responsive synthetic guaranteed investment contracts	—	915,625	915,625
Common collective trusts:
Stocks	—	356,017	356,017
Cash and cash equivalents	—	260,325	260,325
Corporate bonds	—	156,236	156,236
U.S. government securities	—	133,405	133,405
Registered investment companies	1,200	—	1,200
Interest bearing cash	34,757	—	34,757
Other investments, net	12,559	14,508	27,067
Total assets	$4,604,564	$2,118,102	$6,722,666

The participant directed brokerage account Plan assets are not included in the Master Trust. The underlying investments of the brokerage account are primarily registered investment companies. The brokerage account assets that are measured at fair value as of December 31, 2012 and 2011 are summarized below:

	Fair Value Measurements as of December 31, 2012
(in thousands of dollars)	Level 1	Level 2	Total
Participant directed brokerage account	$65,945	$13,475	$79,420

	Fair Value Measurements as of December 31, 2011
(in thousands of dollars)	Level 1	Level 2	Total
Participant directed brokerage account	$53,139	$11,146	$64,285

Derivatives
Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation (depreciation) are included in Other investments, net in the Net assets and Investment income (loss) of the Master Trust. All derivative financial instruments are undesignated.

Credit Contracts
Investment managers may use credit default swaps to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. The Master Trust holds credit default swaps both as a protection seller and protection buyer.

The following table summarizes the credit default swaps held by the Master Trust as a protection seller. The maximum potential amount of future payments under credit derivative contracts presented below is the notional value of the derivatives.

(in thousands of dollars)	December 31, 2012		December 31, 2011
	Credit Default Swaps		Credit Default Swaps
Protection Seller Contract Type	Notional	Fair	Notional	Fair
	Value	Value	Value	Value
Single issuer	$610	$(1)	$1,210	$(51)
Index of mortgage securities	886	3	1,962	(199)
Total protection seller credit default swaps	$1,496	$2	$3,172	$(250)

In 2012 and 2011, the Master Trust did not hold credit default swaps as a protection buyer that had identical reference entities as swaps held as a protection seller. The Master Trust also held $1.9 million and $2.6 million notional value of credit default swaps as a protection buyer which did not offset swaps held as protection seller as of December 31, 2012 and 2011, respectively.

Equity Contracts
Equity index futures contracts may be used by investment managers to invest excess cash into equity benchmarks, including the S&P 500, S&P 400 and Russell 2000.

Foreign Exchange Contracts
Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts may be used by investment managers to manage foreign exchange rate risks associated with certain investments.

Interest Rate Contracts
Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers may use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The following table summarizes the location and fair value of derivative instruments reported in the Net assets of the Master Trust:

(in thousands of dollars)		December 31, 2012		December 31, 2011
Undesignated	Master Trust	Fair Value		Fair Value
Contracts	Classification	Asset	Liability	Asset	Liability
Credit contracts	Other investments, net	$58	$(35)	$307	$(264)
Equity contracts	Other investments, net	1	—	—	(1)
Foreign exchange contracts	Receivables for securities sold, Payables for securities purchased *	4	(5)	996	(1,126)
Interest rate contracts	Other investments, net	16	—	7	(25)
Total fair value of derivative instruments		$79	$(40)	$1,310	$(1,416)

*Forward contracts are presented gross (buy side of the contract as a receivable, sell side of the contract as a payable) in the net assets of the Master Trust. The above table shows the net position of each forward contract as an asset or liability.

The effect of derivatives on the Net investment income (loss) of the Master Trust is as follows:

(in thousands of dollars)		Year ended	Year ended
		December 31, 2012	December 31, 2011
Undesignated	Master Trust	Income (loss)	Income (loss)
Contracts	Classification	on Derivatives	on Derivatives
Credit contracts	Other investments, net	$27	$(47)
Equity contracts	Other investments, net	9,554	(1,312)
Foreign exchange contracts	Other investments, net	(231)	(592)
Interest rate contracts	Other investments, net	(806)	(3,222)
Total income (loss) of derivative instruments		$8,544	$(5,173)

The investment managers continually monitor their positions with, and the credit quality of, the major financial institutions which are counterparties to their financial instruments, and do not anticipate nonperformance by these counterparties. To mitigate the credit risk of certain derivative financial instruments, investment managers may use International Swaps and Derivatives Association (ISDA) agreements with the counterparties. These agreements include provisions that permit netting exposures within similar derivative types and posting collateral if required.

5.	Parties-in-Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, International Broad Index Fund, and Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes. The custodian of the funds invested in the participant brokerage account is Hewitt Financial Services, a subsidiary of Aon Hewitt which currently provides third party administrative and other plan-related services to the Plan. These transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2012	2011
Net assets available for benefits per financial statements	$3,948,383	$3,496,308
Certain deemed distributions of participant loans	(5,054)	(4,533)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	11,289	—
Net assets per Form 5500	$3,954,618	$3,491,775

The following table reconciles the net investment income (loss) per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2012	2011
Plan interest in net investment income (loss) of the Master Trust per financial statements	$218,021	$(20,025)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	11,289	—
Net investment income (loss) of the Master Trust per Form 5500	$229,310	$(20,025)

Supplemental Schedule

Caterpillar 401(k) Retirement Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$3,726,295,839
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	**	(11,289,543)
*	Hewitt Financial Services	Participant directed brokerage account	**	79,420,441
*	Participant notes receivable	Participant loans (various maturity dates through September 30, 2022, various interest rates ranging from 3.25% to 11.30%)	—	74,160,523
		Total Investments		$3,868,587,260
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR 401(K) RETIREMENT PLAN

June 28, 2013	By:	/s/Paul J. Gaeto
		Name:	Paul J. Gaeto
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm